United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the year ended December 31, 2018

Commission file number 1-12984

EAGLE MATERIALS INC. HOURLY PROFIT SHARING PLAN

(Full title of the plan)

EAGLE MATERIALS INC.

5960 Berkshire Lane, Suite 900
Dallas, Texas 75225

(Name of issuer and address of principal executive office)

EAGLE MATERIALS INC. HOURLY PROFIT SHARING PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

AT DECEMBER 31, 2018 AND 2017,

AND FOR THE YEAR ENDED DECEMBER 31, 2018

PAGE NO.

report of independent AuDITORS1

audited Financial Statements:

Statements of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4

SUPPLEMENTAL SCHEDULE:

Schedule H; Line 4i – Schedule of Assets (Held at End of Year)	16

Index to Exhibit	17

Signatures	18

Report of Independent Registered Public Accounting Firm

To the Administrative Committee

Eagle Materials Inc. Hourly Profit Sharing Plan

Dallas, Texas

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Eagle Materials Inc. Hourly Profit Sharing Plan (Plan) as of December 31, 2018 and 2017, and the related statement of changes in net assets available for benefits for the year ended December 31, 2018, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2018 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ SUTTON FROST CARY LLP

We have served as the Plan’s auditor since 2008

Arlington, Texas

June 26, 2019

Eagle Materials Inc. Hourly Profit Sharing Plan

Statements of Net Assets Available for Benefits

At December 31, 2018 and 2017

	December 31,
	2018	2017
Assets:
Investments in the Eagle Materials Inc. Plans Master Trust, at fair value	$136,524,418	$40,550,352
Notes receivable from participants	3,909,077	743,626
Employers’ contribution receivable	8,017,298	1,827,120
Net Assets Available for Benefits	$148,450,793	$43,121,098

See accompanying notes to financial statements.

Eagle Materials Inc. Hourly Profit Sharing Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2018

Additions:
Participating Employers’ contributions	$8,017,298
Participant contributions	3,984,395
Participant rollovers	923,044
Interest income on notes receivable from participants	68,320
Total additions	12,993,057
Deductions:
Benefits paid to participants	2,547,283
Interest in the Eagle Materials Inc. Plans Master Trust investment loss	3,472,703
Administrative expenses	39,916
Total deductions	6,059,902
Net increase	6,933,155
Net assets available for benefits:
Beginning of year	43,121,098
Transfer of assets from the Elements PEO Retirement Savings Plan	173,613
Transfer from Eagle Materials Inc Profit Sharing Plan	98,222,927
End of year	$148,450,793

See accompanying notes to financial statements.

EAGLE MATERIALS INC. HOURLY PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2018

NOTE 1. DESCRIPTION OF THE PLAN

The following description of the Eagle Materials Inc. Hourly Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan, established April 1, 1994 and amended and restated January 1, 2014, is a defined contribution retirement plan covering eligible employees of Eagle Materials Inc. (the Company or Employer) and eligible employees of other related corporations which adopt the Plan with the Company’s consent. The Company and certain subsidiaries collectively comprise the “Participating Employers.” The Plan is administered by the Administrative Committee (the Committee) appointed by the Board of Directors of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Effective January 1, 2019, the Plan name was changed to Eagle Materials Inc. Retirement Plan.

Plan Merger and Amendments

On August 1, 2018, the Plan administrator approved a resolution to merge the Profit Sharing and Retirement Plan of Eagle Materials Inc. (the Eagle Salaried Plan) into the Plan effective December 31, 2018.  Assets totaling $98,222,927 are reflected as transfers to the Plan in the statement of changes in net assets available for benefits and represents participant balances transferred to this Plan.

Effective January 1, 2018 the Plan was amended to incorporate changes to waiting periods for eligible participants, participant vesting schedules and to implement Roth and Roth catch up contributions.

Transfer of Assets from the Elements PEO Retirement Savings Plan

During 2017, Eagle Materials Inc. purchased all of the outstanding equity interests in Wildcat Minerals LLC.  During 2018, the retirement plan of Wildcat Materials, which was held in the Elements PEO Retirement Savings Plan was terminated and the assets transferred to the Plan.

Eligibility

The Plan has three distinct types of eligible employees: (1) employees eligible to participate in the employer profit sharing contributions, (2) employees eligible to participate in employer matching contributions or (3) employees not eligible to participate in any employer contribution. Eligible employees may not participate in both employer profit sharing and matching contributions, except as provided by Plan exception. Certain hourly employees of the Participating Employers participate in profit sharing contributions on the earlier of January 1 or July 1 after completing one year of service, as defined. One year of service, for purposes of eligibility, is defined as a consecutive twelve month period during which the employee worked 1,000 hours, ending on the first anniversary of the employee’s date of hire. Hourly employees of Republic Paperboard Company, LLC, a subsidiary of the Company, may participate in matching contributions on the date the employee first performs an hour of service for the Employer, as defined.  Hourly employees of Mathews Ready Mix LLC, Audubon Materials, Tulsa Cement Company, Illinois Cement Company and Western Aggregates LLC, subsidiaries of the Company, may also participate in matching contributions during the calendar year.

EAGLE MATERIALS INC. HOURLY PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2018

NOTE 1. DESCRIPTION OF THE PLAN (continued)

A member of a group or class of employees covered by a collective bargaining agreement is not eligible to participate in the Plan unless such agreement extends the Plan to such group or class of employees.

Contributions

The Plan permits participants to contribute pre-tax up to 70% of their compensation, up to a statutory limit, as defined, to a 401(k) account upon the date of hire. Participants may contribute a portion of their compensation, as defined by the Plan, limited to the maximum amount permitted under the applicable Internal Revenue Code (the Code) regulations and the Plan document.  Participants may also contribute amounts representing distributions from other qualified defined benefit and defined contribution plans.

Matching and profit sharing contributions are made by the Participating Employers as determined by the Company’s Board of Directors. Profit sharing contributions are made to all participants employed on December 31 of each year, and are allocated to participant accounts on a pro rata basis determined by each participant’s number of hours worked. Eligible employees of certain subsidiaries receive Employer nondiscretionary matching contributions. These matching contributions are generally allocated to each employee’s participant account based on a certain percentage of each employee’s eligible contribution, up to a certain percentage or dollar amount annually, as defined by the Plan.  Participating Employers, at their sole discretion, may make qualified non-elective contributions to the Plan.  No such contributions were made for the 2018 Plan year. Forfeitures may be used to reduce employer profit sharing contributions or administrative expenses of the Plan. Accrued discretionary employer profit sharing contributions to the Plan were reduced by assumed forfeitures of $20,000 at December 31, 2018.

Participants direct the investment of their accounts into various registered investment company funds, a collective trust fund or the Eagle Materials Common Stock Fund (EXPSF). The EXPSF is a unitized stock fund.

Participants may allocate up to 15% of employer and participant contributions to the EXPSF, whereas up to 100% may be allocated to any other investment option offered by the Plan.

Administrative Expenses

Certain administrative expenses of the Plan are paid by the Company. The Plan is not required to reimburse the Company for any administrative expenses paid by the Company. Expenses not paid by the Company are paid by the Plan.

Excess Contributions Payable

The plan passed the discrimination test for the years ended December 31, 2018 and 2017; therefore, there were no refunds of excess contributions.

EAGLE MATERIALS INC. HOURLY PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2018

NOTE 1. DESCRIPTION OF THE PLAN (continued)

Vesting

Matching Contributions – Participants’ Employer nondiscretionary matching contributions do not vest until the completion of three years of vesting service, as defined.

Profit Sharing Contributions – Participants’ Employer profit sharing contributions do not vest until the completion of three years of vesting service, as defined.

Participants are fully vested in all contributions upon retirement, full and permanent disability, or death.

The Plan provides for distributions when a participant terminates employment and the fair value of the participant’s vested accrued benefit is equal to or less than $5,000.  A summary of such provisions follows:

•

Upon termination of service, if the fair value of a participant’s vested accrued benefit is $5,000 or less, the Committee shall direct Fidelity Management Trust Company (Trustee) to distribute the fair value of the participant’s vested balance in a single sum.  In the event of a mandatory distribution greater than $1,000 (but less than $5,000), if the participant does not elect to have such distribution paid directly to an eligible retirement plan or to receive the distribution, then the Committee will pay the distribution in a direct rollover to an individual retirement plan designated by the Committee.

•

If a participant terminates service when the participant’s vested accrued benefit is zero, the participant is deemed to receive a distribution of his entire vested accrued benefit as of the day of termination.

Participants are always fully vested in their participant contributions, related earnings and participant rollovers.

Notes Receivable from Participants

Notes receivable from participants represent loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest.  Plan participants may borrow from their accounts an amount generally not to exceed the lesser of $50,000 or 50% of their vested account balance. The repayment terms of loans may not exceed five years except for loans used to acquire a principal residence. Each loan bears interest at the Wall Street Journal prime rate plus one percent. Principal and interest are paid ratably through automatic payroll deductions. No allowance for credit losses has been recorded as of December 31, 2018 or 2017. If a participant ceases to make loan repayments and the Plan administrator deems the loan to be a distribution, notes receivable from participants is reduced and a benefit payment is recorded.

Distributions

In accordance with the Plan document, distribution of a participant’s vested account is available upon the participant’s retirement, death, disability, termination of employment, or attainment of age 59½; or distribution is available to satisfy a financial hardship meeting the requirements of the Internal Revenue Service (IRS) regulations. Distributions are made in a lump-sum payment, a direct rollover distribution, or a combination thereof.

EAGLE MATERIALS INC. HOURLY PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2018

NOTE 1. DESCRIPTION OF THE PLAN (continued)

Termination of the Plan

Although the Employer has not expressed intent to terminate the Plan, it may do so at any time subject to the requirements of ERISA. If the Plan is terminated, participants will become fully vested in their Participating Employers’ contributions, and the method of distribution of assets will be in accordance with the provisions of ERISA.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting.  Distributions to participants are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

All of the Plan’s investments are commingled with the investments of the Eagle Salaried Plan in the Eagle Materials Inc. Plans Master Trust (the Master Trust).  The Master Trust is governed by a trust agreement with the Trustee which is held accountable by and reports to the Committee.

Investments included in the Master Trust are valued at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The Plan presents the net change in fair value of common stock, mutual funds and collective trust, which consists of realized gains or losses, unrealized appreciation (depreciation), and any income or capital gain distributions from such investments, in the accompanying statement of changes in net assets available for benefits.

Under the Fair Value Measurements and Disclosures topic of the Codification, ASC 820, disclosures are required about how fair value is determined for assets and liabilities and a hierarchy for which these assets and liabilities must be grouped is established, based on significant levels of inputs as follows:

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 -

Inputs other than quoted prices included in level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 -

Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.  This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

EAGLE MATERIALS INC. HOURLY PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2018

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (continued)

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  The following is a description of the valuation methodologies used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

Common Stock

Common stock is valued at the closing price reported on the New York Stock Exchange Composite Listing and is classified within level 1 of the valuation hierarchy.

Mutual Funds

These investments are public investment vehicles valued using the Net Asset Value (“NAV”) provided by the administrator of the fund.  The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding.  The NAV is a quoted price in an active market and classified within level 1 of the valuation hierarchy.

Collective Trust

The Master Trust holds an investment in the Fidelity Managed Income Portfolio (“Fund”), which is managed by Fidelity Management Trust Company and invests in assets (typically fixed-income securities or bond funds and may include derivative instruments such as futures contracts and swap agreements), enters into wrap contracts (“Wrap”) issued by third parties and invests in cash equivalents represented by shares in money market funds. A Wrap is a contract with an insurance company or bank, which absorbs any gains or losses caused by market fluctuations.  The Wrap allows investors to hold their investments at the original par or book value plus accrued interest, resulting in stable rates of return. The fair value of the units of this investment is based on the fair value of the underlying investments, and a NAV can be calculated for this Fund.  Audited financial statements are available for this investment.  The Fund intends to hold only assets whose fair market value is the contract value of the investment.  Income is calculated daily and the amount of income is dependent on contract interest rates, contract maturities, and new investments in the Fund.  This investment is a fully benefit-responsive fund; however, it does contain several redemption restrictions: redemptions by Plan participants to reinvest in options that compete with the Fund may be delayed for up to 90 days, and full or partial Plan sponsor directed redemptions or terminations may be delayed for up to 365 days.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

EAGLE MATERIALS INC. HOURLY PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2018

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Below is the Plan’s share of Master Trust investments at fair value on a recurring basis by the fair value hierarchy levels described above:

	Assets at Fair Value at December 31, 2018
	Level 1	Level 2	Total
Mutual funds	$126,888,912	$12,245	$126,901,157
Common stock	4,947,512	—	4,947,512
Total Investments at fair value	131,836,424	12,245	131,848,669
Collective trust measured at NAV*	—	—	4,675,749
Total Investments	$131,836,424	$12,245	$136,524,418

	Assets at Fair Value at December 31, 2017
	Level 1	Level 2	Total
Mutual funds	$37,425,993	$299,084	$37,725,077
Common stock	1,910,938	—	1,910,938
Total Investments at fair value	39,336,931	299,084	39,636,015
Collective trust measured at NAV*	—	—	914,337
Total Investments	$39,336,931	$299,084	$40,550,352

* Certain investments that are measured at fair value using the NAV per share (or its equivalent) practical expedient have not been categorized in the fair value hierarchy.  The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statements of net assets available for benefits.

All security transactions are recorded on the trade date. Gains and losses on the disposals of investments are determined based on the average cost of all securities. Dividend income is recorded on the effective date of a declared dividend. Income from other investments is recorded as earned on an accrual basis.

The Master Trust allocates net investment income/(loss) to the Plan based on the ratio of fair values of the Plan’s investment in each Master Trust account. Net investment income is then allocated to participants on a pro rata basis. Administrative expenses for the year ended December 31, 2018 include Trustee and record keeper fees. Fund management fees are charged directly to the Master Trust and therefore are included in the net change in fair value of investments for the Master Trust. Administrative expenses are allocated pro rata to the Plan and the Eagle Salaried Plan.

Recent Accounting Pronouncements

In February 2017, the FASB issued ASU 2017-06, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): Employee Master Trust Reporting.  The amendments in ASU 2017-06 clarify presentation requirements for a plan’s interest in a master trust.  This guidance is effective for fiscal years beginning after December 15, 2018.  We are currently evaluating the impact the adoption of this guidance will have on the financial statements and related disclosures.

EAGLE MATERIALS INC. HOURLY PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2018

NOTE 3. INTEREST IN THE MASTER TRUST

The fair value of the commingled investments of the participating plans in the Master Trust accounts at December 31, 2018 and 2017, and the undivided percentage interests the Plan holds in each of the Master Trust accounts are summarized as follows:

EAGLE MATERIALS INC. HOURLY PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2018

NOTE 3. INTEREST IN THE MASTER TRUST (continued)

	2018		2017
Registered Investment Companies	Fair Value	Percentage Interest	Fair Value	Percentage Interest
AF Europac Growth R6	$2,299,787	100.0%	$—	0.0%
CRLN E Small Cap GR R6	2,475,987	100.0%		0.0%
Harbor Capital Appreciation Retail	4,216,130	100.0%	—	0.0%
JH Discpl Value R6	3,701,820	100.0%	—	0.0%
Metwest Total Return BD P	1,440,765	100.0%	—	0.0%
MFS Mid Cap Value R6	5,090,142	100.0%	—	0.0%
MM Sel Mid Cap Gr 1	5,953,512	100.0%	—	0.0%
NT ACWI Ex-US Index	1,168,559	100.0%	—	0.0%
NT Aggregate Bond Index	3,581,370	100.0%	—	0.0%
NT Extended Equity Market Index	2,727,241	100.0%	—	0.0%
NT S&P 500 Index	13,258,709	100.0%	—	0.0%
NYL Anchor Account	3,299,307	100.0%	—	0.0%
Vanguard Target Retirement Income	5,407,417	100.0%	—	0.0%
Vanguard Target Retirement 2015	945,362	100.0%	—	0.0%
Vanguard Target Retirement 2020	23,924,725	100.0%	—	0.0%
Vanguard Target Retirement 2025	711,193	100.0%	—	0.0%
Vanguard Target Retirement 2030	21,297,808	100.0%	—	0.0%
Vanguard Target Retirement 2035	377,093	100.0%	—	0.0%
Vanguard Target Retirement 2040	16,527,739	100.0%	—	0.0%
Vanguard Target Retirement 2045	125,731	100.0%	—	0.0%
Vanguard Target Retirement 2050	4,232,356	100.0%	—	0.0%
Vanguard Target Retirement 2055	40,081	100.0%	—	0.0%
Vanguard Target Retirement 2060	716,128	100.0%	—	0.0%
Vanguard Target Retirement 2065	3,509	100.0%	—	0.0%
VI Small Cap Val R6	2,082,383	100.0%	—	0.0%
Vanguard Inflation Protected Securities	—	0.0%	1,374,848	15.4%
ABF Large Cap Value	—	0.0%	4,104,865	35.5%
ABF Small Cap Value	—	0.0%	2,541,409	18.5%
Baron Small Cap Institutional	—	0.0%	2,292,560	15.9%
Brokerage Link	1,284,058	100.0%	2,117,099	1.8%
CBA Aggressive Growth 1	—	0.0%	1,603,256	18.7%
Fidelity Freedom 2010 K	—	0.0%	5,077,061	22.9%
Fidelity Freedom 2020 K	—	0.0%	22,788,501	29.4%
Fidelity Freedom 2030 K	—	0.0%	19,905,340	35.2%
Fidelity Freedom 2040 K	—	0.0%	15,805,585	41.3%
Fidelity Freedom 2050 K	—	0.0%	3,394,252	60.2%
Fidelity Freedom 2060 K	—	0.0%	395,267	49.9%
Fidelity Freedom Income K	—	0.0%	5,343,386	50.3%
Fidelity Low-Priced Stock Fund	—	0.0%	6,691,031	23.9%
FMMT Retirement Gov II	12,245	100.0%	3,471,656	8.6%
Harbor International Administrative	—	0.0%	3,086,382	22.1%
JPMorgan Mid Cap Growth Select	—	0.0%	5,820,989	27.5%
Mainstay Large Capital Growth 1	—	0.0%	1,427,634	13.8%
Spartan 500 Index Institution	—	0.0%	13,945,773	20.7%
Spartan Extended Market Index Fund Adv	—	0.0%	3,409,582	18.6%
Spartan International Index Adv	—	0.0%	1,106,234	7.7%
Spartan U.S. Bond Index Adv	—	0.0%	4,491,319	13.8%
	126,901,157		130,194,029
Eagle Materials Common Stock Fund
Eagle Materials Common Stock	4,947,512	100.0%	9,508,762	19.7%

Collective Trust
Fidelity Managed Income Portfolio Fund	4,675,749	100.0%	4,305,094	21.2%
	$136,524,418		$144,007,885

EAGLE MATERIALS INC. HOURLY PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2018

NOTE 3. INTEREST IN THE MASTER TRUST (continued)

Net investment income/(loss) of the Master Trust accounts for the year ended December 31, 2018, and the Plan’s share of net investment income/(loss) of each Master Trust account is summarized as follows:

	Change in Fair Value of Investments	Interest and Dividends	Net Investment Income	Share in Net Investment Income
ABF Large Cap Value Institutional	$191,392	$—	$191,392	35.5%
ABF Small Cap Value Institutional	192,589	—	192,589	16.8%
AF Europac Growth R6	(346,464)	67,931	(278,533)	24.6%
Baron Small Cap Institutional	450,582	—	450,582	15.0%
Brokerage Link	(72,045)	—	(72,045)	0.0%
CBA Aggressive Growth 1	137,803	—	137,803	18.4%
CRLN E Small Cap GR 6	(1,104,357)	462,504	(641,853)	14.3%
Eagle Common Stock	(4,131,805)	—	(4,131,805)	19.9%
Fidelity Managed Income	—	31,235	31,235	20.3%
Fidelity 500 Index Institutional	1,160,760	138,647	1,299,407	20.7%
Fidelity Extended Market Index	357,160	3,051	360,211	18.0%
Fidelity Freedom 2010 K	(74,006)	113,716	39,710	22.5%
Fidelity Freedom 2020 K	(288,136)	591,648	303,512	29.8%
Fidelity Freedom 2030 K	(127,203)	572,920	445,717	34.9%
Fidelity Freedom 2040 K	(17,350)	481,814	464,464	42.0%
Fidelity Freedom 2050 K	(9,923)	121,785	111,862	60.3%
Fidelity Freedom 2060 K	(939)	12,282	11,343	59.4%
Fidelity Freedom Income K	(107,816)	105,406	(2,410)	21.0%
FMMT Retirement Gov II	—	32,090	32,090	11.9%
Fidelity International Index PR	(50,531)	1,281	(49,250)	22.8%
Fidelity Low Priced Stock	(315,662)	444,172	128,510	25.2%
Fidelity US Bond Index PR	(144,591)	70,484	(74,107)	12.7%
Harbor Capital Appreciation Retail	(1,076,460)	410,098	(666,362)	12.5%
Harbor International Administrative	(165,631)	—	(165,631)	23.8%
JH Discpl Value R6	(944,309)	357,760	(586,549)	35.9%
JPMorgan Mid Cap Growth Select	788,811	—	788,811	25.8%
Mainstay Large Capital Growth 1	339,961	—	339,961	13.3%
Metwest Total Return BD P	8,708	12,615	21,323	13.8%
MFS Mid Cap Value R6	(1,234,681)	317,477	(917,204)	28.0%
MM Selected Midcap GR 1	(1,446,287)	546,799	(899,488)	24.6%
NT ACWI Ex-US Index	(127,552)	—	(127,552)	17.3%
NT Aggregate Bond Index	55,632	—	55,632	20.5%
NT Ext Equity Market Index	(618,136)	—	(618,136)	17.5%
NT S&P 500 Index	(1,905,437)	—	(1,905,437)	20.2%
NYL Anchor Account	—	22,808	22,808	12.1%
Vanguard Inflation Protected Securities	(23,507)	13,223	(10,284)	14.6%
Vanguard Target Retirement Income	(350,043)	173,400	(176,643)	48.5%
Vanguard Target Retirement 2015	(107,211)	64,273	(42,938)	25.8%
Vanguard Target Retirement 2020	(2,660,539)	1,125,707	(1,534,832)	29.3%
Vanguard Target Retirement 2025	(62,673)	21,667	(41,006)	33.3%
Vanguard Target Retirement 2030	(2,445,679)	562,505	(1,883,174)	35.7%
Vanguard Target Retirement 2035	(29,444)	9,869	(19,575)	13.1%
Vanguard Target Retirement 2040	(2,278,254)	416,415	(1,861,839)	40.3%
Vanguard Target Retirement 2045	(12,471)	3,092	(9,379)	39.7%
Vanguard Target Retirement 2050	(633,613)	103,916	(529,697)	60.0%
Vanguard Target Retirement 2055	(99,813)	16,175	(83,638)	27.8%
Vanguard Target Retirement 2060	(3,416)	921	(2,495)	8.7%
Vanguard Target Retirement 2065	(253)	64	(189)	100.0%
VI Small Cap Value R6	(825,582)	273,236	(552,346)	17.5%
	$(20,158,421)	$7,702,986	$(12,455,435)	27.7%

EAGLE MATERIALS INC. HOURLY PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2018

NOTE 3. INTEREST IN THE MASTER TRUST (continued)

The Plan provides for investments in various investment securities.  Investment securities are exposed to various risks, such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

NOTE 4. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated July 21, 2010, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended.  On April 28, 2015, the Plan received an updated determination letter from the IRS stating that the Plan is qualified under Section 401(a) of the Code reaffirming that the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification.

The Plan had no significant uncertain tax positions for the year ended December 31, 2018.  The Plan’s Annual Return/Report of Employee Benefit Plan is subject to examination by the IRS for three years from the date of filing.

NOTE 5. RELATED PARTY TRANSACTIONS AND PARTY-IN INTERST TRANSACTIONS

Certain Plan investments are shares of mutual funds and a collective trust managed by the Trustee and, therefore, these transactions qualify as party-in-interest transactions. Fees incurred by the Plan for the investment management services are included as a reduction of the return earned on each fund.

The Trustee provides certain administrative services to the Plan pursuant to an agreement between the Company and the Trustee. The Trustee receives revenue from mutual fund and collective trust service providers for services the Trustee provides to the funds. This revenue is used to offset certain amounts owed to the Trustee for its administrative services to the Plan.

If the revenue received by the Trustee from such mutual fund or collective trust fund service providers exceeds the amount owed under the agreement between the Trustee and the Company, the Trustee remits the excess to the Plan’s trust. Such amounts may be applied to pay Plan administrative expenses.

The Plan invests in common stock of Eagle Materials Inc. (Eagle Common Stock). During the year ended December 31, 2018, the Plan purchased and sold shares of Eagle Common Stock for $118,355 and $63,003, respectively, and experienced net depreciation of approximately $815,000.

EAGLE MATERIALS INC. HOURLY PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2018

NOTE 6. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 2018 and 2017:

	December 31, 2018	December 31, 2017
Net assets available for benefits per the financial statements	$148,450,793	$43,121,098
Employers’ contribution receivable	(8,017,298)	(1,827,120)
Net assets available for benefits per Form 5500	$140,433,495	$41,293,978

Additionally, the Form 5500 has certain income and expense items that differ from amounts shown on the accompanying financial statements. These differences relate to classification only and have no effect upon the net assets available for benefits as of December 31, 2018 or 2017.

NOTE 7. SUBSEQUENT EVENTS

Subsequent events have been evaluated through the date the financial statements were issued and all necessary disclosures have been included.

SUPPLEMENTAL SCHEDULE

EAGLE MATERIALS INC. HOURLY PROFIT SHARING PLAN

schedule h; line 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

EIN#: 75-2520779

PLAN #: 001

DECEMBER 31, 2018

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
*	Fidelity Investments	Plan interest in Master Trust	$—	$136,524,418
*	Participants	Notes receivable with interest rates from 4.25% to 7.25%, and maturities ranging from six months to five years	$—	$3,909,077

*Party-in-interest.

INDEX TO EXHIBIT

Eagle Materials Inc. Hourly Profit Sharing Plan

Exhibit Number	Exhibit	Filed Herewith or Incorporated by Reference
23	Consent of Sutton Frost Cary LLP	Filed Herewith

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee which administers the Eagle Materials Inc. Hourly Profit Sharing Plan has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

EAGLE MATERIALS INC.  HOURLY PROFIT SHARING PLAN

Date:	June 26, 2019	By:	/s/ D. Craig Kesler
D. Craig Kesler, Chairman, Administrative Committee